UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10 to
SCHEDULE 13D
Under the Securities Exchange Act of 1934

TELE2 AB
(Name of Issuer)

CLASS B ORDINARY SHARES, NOMINAL VALUE SEK5 EACH
(Title of Class of Securities)

64108R10 (American Depositary Shares)
(Cusip Number)

Marc Beuls
Millicom International Cellular S.A.
     75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
Tel.: 011 352 27 759 101
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 5, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No.	Page 2of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Millicom International Cellular S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand-Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,968,414 Class B Shares
(Subject to the Securities Lending Agreement, the Trust Deed and the Swedish Share Pledge Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele2))
8 SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER

8,968,414 Class B Shares
(Subject to the Securities Lending Agreement, the Trust Deed and the Swedish Share Pledge Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele2))
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,968,414 Class B Shares
(Subject to the Securities Lending Agreement, the Trust Deed and the Swedish Share Pledge Agreement described in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele2))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14% Class B Shares
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

     Millicom International Cellular S.A. (“Millicom”), hereby amends and supplements its Report on Schedule 13D, originally filed on November 27, 2000, as amended by Amendment No. 1 on November 14, 2001, Amendment No. 2 on December 3, 2001, Amendment No. 3 on April 4, 2002, Amendment No. 4 on August 8, 2002, Amendment No. 5 on September 26, 2002, Amendment No. 6 on October 3, 2002, Amendment No. 7 on October 29, 2002, Amendment No. 8 on December 11, 2002 and Amendment No. 9 on August 4, 2003 (the “Schedule 13D”), with respect to the Class B ordinary shares (the “Class B Shares”), nominal value of SEK5 per share, of Tele2 AB, formerly known as NetCom AB (“Tele 2”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 10 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Millicom. It refers only to information that has materially changed since the filing of the Schedule 13D.

  Item 5. Interest in Securities of Tele2.

     The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     For the purpose of Rule 13d-3 promulgated under the Exchange Act, Millicom may be deemed to be the beneficial owner of 8,968,414 Class B Shares (all of which are subject to the Securities Lending Agreement, the Trust Deed and the Swedish Share Pledge Agreement described in Item 6 below), representing approximately 7.14% of the Class B Shares, or 6.09% of all outstanding Shares.

     The first sentence of Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     Millicom’s power to vote and to dispose of the 8,968,414 Class B Shares it may be deemed to beneficially own are subject to the terms of the Securities Lending Agreement, the Trust Deed and the Swedish Share Pledge Agreement described in Item 6 below.

     Item 5(c) of the Schedule 13D is hereby supplemented as follows:

     Except as disclosed in Item 6 below, Millicom has not and, after reasonable inquiry, does not believe that any of the persons listed in Item 2 (including on Schedule A hereto) has effected any transactions in the Class B Shares in the 60 days prior to the filing of this amendment to the Schedule 13D.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Tele 2.

     Item 6 of the Schedule 13D is hereby supplemented as follows:

     On August 5, 2003, Millicom Telecommunications and Millicom entered into a new bridge facility agreement with Deutsche Bank AG London (the “New Deutsche Bank Bridge Facility”) pursuant to which Deutsche Bank AG London loaned to Millicom Telecommunications funds to purchase U.S. treasury securities for purposes of securing certain payments of interest in respect of the Notes. To secure their obligations under the New Deutsche Bank Bridge Facility as well as the Deutsche Bank Bridge Facility, Millicom Telecommunications and Millicom entered into a new Share Pledge Agreement with Deutsche Bank AG London Branch (the “New Deutsche Bank Share Pledge Agreement”) pursuant to which Millicom Telecommunications pledged from time to time any Class B Shares redelivered to Millicom Telecommunications by Deutsche Bank AG London Branch pursuant to the Securities Lending Agreement. The New Deutsche Bank Share Pledge Agreement replaced the existing Deutsche Bank Share Pledge Agreement. The security granted in respect of the New Deutsche Bank Bridge Facility and the Deutsche Bank Bridge Facility under the New Deutsche Bank Share Pledge Agreement was released on August 7, 2003 following repayment of such facilities from a portion of the proceeds of the issuance of the Notes described below. A copy of the New Deutsche Bank Share Pledge Agreement is attached hereto as Exhibit 8.

     On August 7, 2003, Millicom Telecommunications issued the Notes, which were constituted under the Trust Deed dated August 7, 2003, among Millicom Telecommunications S.A. and Millicom International Cellular S.A. and Deutsche Bank Trustee Company Limited (the “Trust Deed”). Certain terms of the Notes are described above under “Subscription Agreement”. The Notes mature on August 7, 2006. To secure certain of their obligations in respect the Notes, including the obligation to deliver Class B Shares upon exchange of the Notes, Millicom Telecommunications and Millicom entered into a pledge agreement governed by Swedish law (the “Swedish Share Pledge Agreement”) pursuant to which Millicom Telecommunications pledged to Deutsche Trustee Company Limited (acting on behalf of each of the Noteholders) from time to time any Class B Shares redelivered by Deutsche Bank AG London Branch pursuant to the Securities Lending Agreement to a designated custody account in the name of Millicom Telecommunications (the “Designated Custody Account”). To further secure its obligations in respect of the Notes, Millicom Telecommunications has also granted under the Trust Deed a first fixed charge in favor of the Trustee over (i) all of its rights, title and interest over any Class B Shares redelivered by Deutsche Bank AG London Branch pursuant to the Securities Lending Agreement which are not deposited in the Designated Custody Account and pledged to Deutsche Trustee Company Limited pursuant to the Swedish Share Pledge Agreement and (ii) all of its rights, title and interest in all other property comprising the Exchange Property (as defined in the Trust Deed) which is not already subject to the Swedish Share Pledge Agreement. Prior to any security granted in connection with the Notes becoming enforceable, Millicom Telecommunications may exercise certain rights in respect of the secured property, including voting rights in respect of the Class B Shares, subject to the written consent of the Trustee or the requisite approval of the Noteholders pursuant to the Trust Deed. Copies of the Trust Deed and the Swedish Share Pledge Agreement are attached hereto as Exhibit 9 and 10, respectively.

  Item 7. Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented as follows:

     Exhibit 8: Share Pledge Agreement dated 5 August 2003 between Millicom Telecommunications S.A. and Deutsche Bank AG London Branch

     Exhibit 9: Trust Deed dated 7 August 2003 among Millicom Telecommunications S.A. and Millicom International Cellular S.A. and Deutsche Bank Trustee Company Limited

     Exhibit 10: Share Pledge Agreement dated 7 August 2003 between Millicom Telecommunications S.A. and Deutsche Bank AG London Branch

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2003

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ John Ratcliffe

	Name:	John Ratcliffe
	Title:	Chief Financial Controller